Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

2.We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we have been providing products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”) and their affiliates, hereafter referred to as the domestic companies (the “Domestic Companies”), which are established under the laws of the PRC. From 2017, we have been providing service to companies in other power energy industries such as the electronic power industry and the renewable energy industry. As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. To this end, our company and our subsidiaries, Recon Investment Ltd. (“Recon-IN”), Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”), Shandong Recon Renewable Resources Technology Co., Ltd. (“Recon - SD”) and Guangxi Recon Renewable Resources Co., Ltd. (“Recon - GX”) are contractually engaged with the following PRC VIE companies and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”), and Qing Hai BHD New Energy Technology Co. Ltd. (“Qing Hai BHD”) (collectively, the “Domestic Companies”), which provide services designed to automate and enhance the extraction of and facilitate the sale of petroleum products. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

3.Through Nanjing Recon and BHD, our business is mainly focused on the upstream sectors of the oil and gas industry. From 2018, our business has been expanding to the downstream of the energy industry– the civil and industrial heating furnaces market, electric and coal chemical industry and the energy service management industry. As we acquired major equity interest of FGS in year 2021, we also extend our business to fuel market. We derive our revenue from the sales and provision of (1) automation products and projects, (2) equipment and installment for heating furnaces and overall energy saving resolution, (3) chemical products and overall resolution for wastewater and oily sludge treatment, (4) downhole services, production enhancement, engineering and project services for aforementioned, and (5) platform development services for gas stations and other entities that will provide services under the scenario of refuel.

●	Nanjing Recon: Nanjing Recon is a high-tech company that specializes in automation services for oilfield companies. It mainly focuses on providing automation solutions to the oil exploration industry, including monitoring wells, automatic metering to the joint station production, process monitor, and a variety of oilfield equipment and control systems. From 2018, Nanjing Recon also provides automation products and services to other segments of the energy industry, such as the new energy industry, electric power and coal chemical industries.
●	BHD: BHD is a high-tech company that specializes in transportation equipment and stimulation productions and services. Possessing proprietary patents and substantial industry experience, BHD has also been expanding services to oilfield wastewater and oily sludge treatment, and extended its heating products and resolutions to the civil market by leveraging its advantage on furnace products.

4.We entered into the wasted plastic chemical recycling business in year 2023 and established two new wholly-owned subsidiaries, Shandong Recon Renewable Resources Technology Co., Ltd (“Recon-SD”) on October 10, 2023, and Guangxi Recon Renewable Resources Co., Ltd. (“Recon-GX”) on February 22, 2024 through Recon-IN to serve customers located in different areas.

Recent Industry Developments and Business Outlook

5.The international crude oil futures prices have been fluctuating. In the first half of the 2024 fiscal year, factors such as the ongoing Russia-Ukraine conflict, tensions in the Middle East, and OPEC+ production cuts have further tightened global crude oil supply, driving prices to repeatedly hit new highs, international oil prices generally exhibited a pattern of wide fluctuations at elevated levels. Moving into the first half of the 2025 fiscal year, geopolitical tensions may ease, particularly as the Russia-Ukraine conflict and Middle Eastern tensions show signs of alleviation. This could cause oil prices to lose the premium support from geopolitical risks, diminishing the momentum for further price increases. At the same time, global economic growth is slowing, especially with China’s economic recovery falling short of expectations, which has dampened the outlook for oil demand growth. In the current complex and volatile situation, the Chinese government is actively taking measures to fully maintain a stable development situation. Through a series of policy initiatives, it is promoting the prosperity of the domestic consumer market and simultaneously driving the improvement of productivity. Domestic oilfield companies are also taking proactive actions, striving to maintain stable business operations and ensuring the smooth and orderly conduct of production and operations. At present, the company’s business as a whole remains relatively stable, demonstrating strong resilience and adaptability.

6.At the same time, we believe that the demand from oilfield customers for green, low-carbon, digitized and intelligent solutions to improve recovery and production efficiency will continue to rise, in order to ensure a continuous and stable supply of high-quality oil and gas resources to meet market demand.

7.With plastic waste ballooning into a global environmental crisis, and oil and chemical companies focus more on ESG management, we see increasing opportunities on circular economy and a growing market demand for sustainable and recycled materials, in which products and materials are reused, remanufactured and recycled. Chemical recycling plays an important role in achieving these goals by preserving the value of plastic materials. From early 2023, we have been participating in the chemical recycling of low-value plastics. We have signed purchase intentions with some multinational and local chemical companies, and based on these demands, we have started the construction of our plants. In the second half of 2024, we have completed some government approvals and pre-approval procedures for the plants. We expect that the construction, installation, and commissioning phases will be completed in 2025.

Growth Strategy

8.As a small company focused on the Chinese market, our basic strategy focuses on developing our onshore oilfield business in the upstream sector of the industry. We continuously focus on providing high quality products and services in oilfields in which we have a geographical advantage. This helps us avoid conflicts of interest with larger private companies while protecting our position within this market segment. Our mission is to increase the automation and safety levels of industrial petroleum production in China and to improve the underdeveloped working process and management mode used by many companies by providing advanced technologies. At the same time, we are always looking to improve our business and to increase our earning capability.

9.Currently, as more markets in China’s energy industry are open to non-state-owned companies, we are also seeking for opportunities in other markets. We believe our experience and deep knowledge of the energy industry, especially in oil and gas, will always be the long-term foundation for the company’s growth. By tapping into technological advances in recent years, such as solar energy and the Smart Industry and Industrial Internet, which is bringing about a fundamental change in the way factories and workplaces function by making them safer, more efficient, more flexible and more environmentally friendly. We expect to create more profitable business lines.

10.Also, to diversify our revenue stream and lower the risk of concentration, we will continue to seek new opportunities in other industries by leveraging our knowledge of intelligent equipment and the “internet of things” (IoT), which is a crucial component of the Smart Industry and Industrial Internet.

11.We also see threatens from climate changes and opportunities from sustainable investments. We have also begun to engage in green, low-carbon and recyclable resource businesses to secure our long-term growth.

Trend Information

12.Other than as disclosed elsewhere in this report we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2025 which are reasonably likely to have a material effect on our net revenue, income from operations, profitability, liquidity or capital resources, or would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

13.Our operating results in any period are subject to general conditions typically affecting the Chinese oilfield service industry which include but are not limited to:

●	oil and gas prices;
●	the amount of spending by our customers, primarily those in the oil and gas industry;
●	growing demand from large corporations for improved management and software designed to achieve such corporate performance;
●	the procurement processes of our customers, especially those in the oil and gas industry;
●	competition and related pricing pressure from other oilfield service solution providers, especially those targeting the Chinese oil and gas industry;
●	the ongoing development of the oilfield service market in China;
●	unpredictability of policies regarding the energy and internet sectors; and
●	inflation and other macroeconomic factors.

14.Unfavorable changes in any of these general conditions could negatively affect the number and size of the projects we undertake, the number of products we sell, the amount of services we provide, the price of our products and services, and otherwise affect our results of operations.

15.Our operating results in any period are more directly affected by company-specific factors including:

●	our revenue growth, in terms of the proportion of our business dedicated to large companies and our ability to successfully develop, introduce and market new solutions and services;
●	our ability to increase our revenue from both old and new customers in the oil and gas industry in China;
●	our ability to effectively manage our operating costs and expenses; and
●	our ability to effectively implement any targeted acquisitions and/or strategic alliances so as to provide efficient access to markets and industries in the oil and gas industry in China.

Major Critical Accounting Policies and Estimates

Consolidation of VIEs

16.A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

17.Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Estimates and Assumptions

18.The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for credit losses related to accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, goodwill and investment in unconsolidated entity, the discount rate for lease and investment, valuation of the convertible notes, price purchase allocation for business combination and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

19.The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for credit losses related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments

20.The U.S. GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

21.The three levels of inputs are defined as follows:

22.Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

23.Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

24.Level 3 inputs to the valuation methodology are unobservable.

25.Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

26.The carrying amounts reported in the consolidated balance sheets for short-term investments, accounts receivable, notes receivable, other receivables, purchase advances, contract cost, accounts payable, other payable, accrued liabilities, contract liabilities, short-term bank loans and short-term borrowings – related parties approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts of the long-term borrowings due to related party approximate its fair value because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities.

Business Combinations

27.The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations”. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of operation and comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operation and comprehensive income (loss).

28.In a business combination considered as a step acquisition, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operation and comprehensive income (loss).

Revenue Recognition

29.In accordance with ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Disaggregation of Revenue

30.Revenue are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

31.The following items represent the Company’s revenue disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

32.The Company’s disaggregation of revenue for the six months ended December 31, 2023 and 2024 is disclosed in Note 25 to accompanying consolidated financial statements.

Automation Products and Software; Equipment, Accessories and Others

33.The Company generates revenue primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

34.The sale of automation products or specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

35.The Company provides wastewater treatment products and related service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue when products are delivered, on-site assistance services rendered, and acceptance reports are signed off by customers. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

36.The Company provides oily sludge disposal and treatment services to oilfield companies and generates revenue from treatment services of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using output method, based on the percentage-of-completion method. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Platform Outsourcing Services

37.The Company provides online platform development and maintenance services to gas stations in various provinces in China. The Company believes that customers receive and consume the economic benefits simultaneously as the Company fulfils its performance obligations and that the operation and maintenance services are continuous in nature, with customers receiving ongoing benefits throughout the service period. The Company invoices customers at the end of each month based on fixed service fees and classifies this portion of revenue as revenue recognized over time.

38.The Company also provides API (application programming interface) port export services and related maintenance services to business partners in various industries that may have transactions in the fueling scenario. As the Company does not create or enhance assets controlled by its customers during the provision of its services and its customers do not simultaneously receive and consume services, the Company recognizes revenue at a single point in time when the online transaction is completed. The Company’s services enable terminal users of various mobile applications operated by its customers or partners to complete refueling transactions in cash or online through various payment channels; when each transaction, including refueling and payment, is completed, the Company is entitled to charge, at pre-set rates, each transaction amount as a service fee and recognize the underlying amount as revenue. Related fees are generally billed monthly on a per-transaction basis.

Arrangements with Multiple Performance Obligations

39.Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

40.The Company’s contract balances include contract costs, net and contract liabilities from contracts with customers, and the following table provides information about contract balances:

	June 30,	December 31,	December 31,
	2024	2024	2024
		RMB	US Dollars
	RMB	(Unaudited)	(Unaudited)
Contract costs, net	¥48,335,817	¥41,628,922	$5,703,139
Contract liabilities	¥1,820,481	¥4,098,136	$561,442

41.

42.Contract Costs, Net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

43.-Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenue. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

44.-Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

45.Contract Liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met. The amount of revenue recognized during the six months ended December 31, 2023 and 2024 that was previously included within contract liability balances was ¥1,689,759, and ¥263,824 ($36,144), respectively.

Performance Obligations

46.Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized upon the service rendered. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

47.Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenue, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive income (loss). Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2024.

Practical Expedients Elected

48.Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

49.Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are majorly less than one year in length, consideration will not be adjusted. For the Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts. There are also some new contracts that will not be completed within one year from year 2024, the Company did calculation and the amount was not material as end of December 31, 2024.

Accounts Receivable, Net, Other Receivables, Net and Loan to Third Parties

50.Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016 13, Topics 326 Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, as its accounting standard for its accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

51.The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

52.The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable, other receivables and loan to third parties. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales, record as contra revenue or allowance for credit losses:

●	the oil price and fluctuation of the overall oil industry;
●	the customer fails to comply with its payment schedule;
●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable, other receivables and loan to third parties.

53.The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●	the customer’s past payment history;
●	the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●	macroeconomic conditions that may affect a customer’s ability to pay; and
●	the relative importance of the customer relationship to the Company’s business.

Share-Based Compensation

54.Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the valuation model estimated at the grant date based on the award’s fair value.

Warrants

55.The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

56.For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations.

Results of Operations

57.The following consolidated results of operations include the results of operations of the Company and the Domestic Companies.

58.Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Six Months Ended December 31, 2024 Compared to Six Months Ended December 31, 2023

59.During the six months ended December 31, 2024, the Company’s core business demonstrated stability, with a modest increase, largely driven by the recovery in oilfield client production activity. In addition, the Company experienced some fluctuations in revenue and cost due to the fact that its qualifications for the production of oily sludge have not been renewed yet, and some new businesses developed last year encountered some temporary challenges.

Revenue

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2023	2024	(Decrease)	Change
Automation product and software	¥17,552,892	¥20,923,759	¥3,370,867	19.2%
Equipment and accessories	17,867,404	15,684,480	(2,182,924)	(12.2)%
Oilfield environmental protection	8,053,696	2,721,894	(5,331,802)	(66.2)%
Platform outsourcing services	1,782,680	2,739,137	956,457	53.7%
Total revenue	¥45,256,672	¥42,069,270	¥(3,187,402)	(7.0)%

60.

61.Our total revenue for the six months ended December 31, 2024 were approximately ¥42.1 million ($5.8 million), a decrease of approximately ¥3.2 million ($0.4 million) or 7.0% from ¥45.3 million for the same period in 2023.

(1)	Revenue from automation product and software increased by ¥3.4 million ($0.5 million) or 19.2%. For the six months ended December 31, 2024, the increase in revenue from automation products and software is primarily due to the growing market demand for automated operations.
(2)	Revenue from equipment and accessories decreased by ¥2.2 million ($0.3 million) or 12.2%. For the six months ended December 31, 2024, revenues from the heating furnace category increased by ¥1.9 million compared to the same period in 2023, driven by our oilfield customers’ expanded production capacity. Revenues from equipment used in the offshore oilfield category decreased by ¥3.3 million, primarily due to reduced demand from our customers. We anticipate an overall increase in revenues from offshore customers in 2025.
(3)	Revenue from oilfield environmental protection decreased by ¥5.3 million ($0.7 million) or 66.2% primarily due to the expiration of Gansu BHD’s hazardous waste operation permit during the six-month period ending December 31, 2024. As a result, no revenue was recorded. The company is currently engaged in the active application process for the renewal of relevant qualifications. Besides, some customers request and we agreed to a lower price for a portion of our wastewater business in order to establish a long-term relationship, resulting in a decrease in revenue from that portion of the business.
(4)	Revenue from platform outsourcing services increased by ¥1.0 million ($0.1 million) or 53.7%. The increase was mainly due to the rise in transaction volumes of diesel users and the higher settlement rates with freight trading platform clients.

Cost of revenue

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2023	2024	(Decrease)	Change
Automation product and software	¥14,040,976	¥12,381,024	¥(1,659,952)	(11.8)%
Equipment and accessories	12,778,042	11,151,894	(1,626,148)	(12.7)%
Oilfield environmental protection	6,020,271	4,852,390	(1,167,881)	(19.4)%
Platform outsourcing services	311,641	329,160	17,519	5.6%
Total cost of revenue	¥33,150,930	¥28,714,468	¥(4,436,462)	(13.4)%

62.

63.Our total cost of revenue decreased from ¥33.2 million ($4.5 million) for the six months ended December 31, 2023 to ¥28.7 million ($3.9 million) for the same period in 2024.

(1)	For the six months ended December 31, 2023 and 2024, cost of revenue from automation product and software was approximately ¥14.0 million and ¥12.4 million ($1.7 million), respectively, representing a decrease of approximately ¥1.6 million ($0.2 million) or 11.8%. The decrease in cost of revenue from automation product and software was primarily attributable to the proportion of operation and maintenance services, which have lower costs.
(2)	For the six months ended December 31, 2023 and 2024, cost of revenue from equipment and accessories was approximately ¥12.8 million and ¥11.2 million ($1.5 million), respectively, representing a decrease of approximately ¥1.6 million ($0.2 million) or 12.7%. The costs of the furnace business increased in this period due to the corresponding increase in revenue, whereas the costs of the offshore oilfield customers decreased in line with the decreased revenue, resulting in a reduced total cost of sales.
(3)	For the six months ended December 31, 2023 and 2024, cost of revenue from oilfield environmental protection was approximately ¥6.0 million and ¥4.9 million ($0.7 million), respectively, representing a decrease of approximately ¥1.1 million ($0.2 million) or 19.4%. The decrease in the cost of revenue from oilfield environmental protection was in line with decrease in revenue.
(4)	For the six months ended December 31, 2023 and 2024, cost of revenue from platform outsourcing services remained stable at ¥0.3 million ($0.05 million).

Gross Profit

	For the Six Months Ended
	December 31,
	2023		2024
	Gross		Gross		Increase /	Percentage
	Profit	Margin %	Profit	Margin %	(Decrease)	Change
Automation product and software	¥3,511,916	20.0%	¥8,542,735	40.8%	¥5,030,819	143.2%
Equipment and accessories	5,089,362	28.5%	4,532,586	28.9%	(556,776)	(10.9)%
Oilfield environmental protection	2,033,425	25.2%	(2,130,496)	(78.3)%	(4,163,921)	(204.8)%
Platform outsourcing services	1,471,039	82.5%	2,409,977	88.0%	938,938	63.8%
Total gross profit and margin %	¥12,105,742	26.7%	¥13,354,802	31.7%	¥1,249,060	10.3%

64.

65.Our total gross profit increased to ¥13.4 million ($1.8 million) for the six months ended December 31,2024 from ¥12.1 million for the same period in 2023. Our gross profit as a percentage of revenue increased to 31.7% for the six months ended December 31, 2024 from 26.7% for the same period in 2023.

(1)	For the six months ended December 31, 2023 and 2024, our gross profit from automation product and software was approximately ¥3.5 million and ¥8.5 million ($1.2 million), respectively, representing an increase in gross profit of approximately ¥5.0 million ($0.7 million) or 143.2%. The increase in gross margin was primarily due to the elevated proportion of high-margin service businesses.
(2)	For the six months ended December 31, 2023 and 2024, gross profit from equipment and accessories was approximately ¥5.1 million and ¥4.5 million ($0.6 million), respectively, representing a decrease of approximately ¥0.6 million ($0.1 million) or 10.9%. The gross margin for automation equipment and accessories has remained relatively stable in this period.
(3)	For the six months ended December 31, 2023 and 2024, gross profit from oilfield environmental protection was approximately ¥2.0 million and negative ¥2.1 million (negative $0.3 million), respectively, representing a decrease of ¥4.1 million ($0.6 million), or 204.8%. The main reason for the decrease in gross margin is that one of our customers reduced the settlement price.
(4)	For the six months ended December 31, 2023 and 2024, gross profit from platform outsourcing services was approximately ¥1.5 million and ¥2.4 million ($0.3 million), respectively, representing an increase of approximately ¥0.9 million ($0.1 million), or 63.8%, primarily due to the increase in the settlement rate.

Operating Expenses

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2023	2024	(Decrease)	Change
Selling and distribution expenses	¥4,547,115	¥5,177,944	¥630,829	13.9%
% of revenue	10.0%	12.3%	2.3%	—
General and administrative expenses	22,042,042	24,038,744	1,996,702	9.1%
% of revenue	48.7%	57.1%	8.4%	—
Allowance for credit losses	1,553,364	870,714	(682,650)	(43.9)%
% of revenue	3.4%	2.1%	(1.3)%	—
Research and development expenses	6,765,287	10,167,182	3,401,895	50.3%
% of revenue	14.9%	24.2%	9.3%	—
Operating expenses	¥34,907,808	¥40,254,584	¥5,346,776	15.3%

66.

67.Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by 13.9%, or ¥0.7 million ($0.1 million), from ¥4.6 million for the six months ended December 31, 2023 to ¥5.2 million ($0.6 million) in the same period of 2024. The increase was mainly attributable to the increased bidding expense and travelling expenses due to an increase in sales activities of automation product and software. Selling expenses were 12.3% of total revenue for the six months ended December 31, 2024 and 10.0% of total revenue for the same period of 2023.

68.General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, share-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 9.1%, or ¥2.0 million ($0.3 million), from ¥22.0 million for the six months ended December 31, 2023 to ¥24.0 million ($3.3 million) in the same period of 2024. The increase was primarily due to the increase of share-based compensation expenses and rent expenses, which was partially offset by the decreased consulting fee, audit fee and service fee during the six months ended December 31, 2024. General and administrative expenses accounted for 57.1% of total revenue for the six months ended December 31, 2024 and 48.7% of total revenue for the same period of 2023.

69.Allowance for credit losses. Allowance for credit losses is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables, purchase advances and contract assets. We recorded allowance for credit losses of ¥1.6 million for the six months ended December 31, 2023 as compared to allowance for credit losses of ¥0.9 million ($0.1 million) for the same period in 2024. The decrease of allowance for credit losses was due to the transfer of contract costs with longer aging to cost in this period. Management plans to continue to monitor and maintain the provision at a lower risk level.

70.Research and development (“R&D”) expenses. R&D expenses consist primarily of salaries and related expenditures for research and development projects. R&D expenses increase by 50.3%, or ¥3.4 million ($0.5 million) from ¥6.8 million for the six months ended December 31, 2023 to ¥10.2 million ($1.4 million) for the same period of 2024. R&D expenses accounted for 24.2% of total revenue in the six months ended December 31, 2024 and 14.9% of total revenue for the same period of 2023.

Net Loss

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2023	2024	(Decrease)	Change
Loss from operations	¥(22,802,066)	¥(26,899,782)	¥(4,097,716)	18.0%
Change in fair value of warrant liability	(1,941,195)	(10,327)	1,930,868	(99.5)%
Interest income	10,377,351	6,555,282	(3,822,069)	(36.8)%
Other expenses, net	(8,645,900)	(373,163)	8,272,737	(95.7)%
Loss before income taxes	(23,011,810)	(20,727,990)	2,283,820	(9.9)%
Income tax expenses	96,041	1,609	(94,432)	(98.3)%
Net loss	(23,107,851)	(20,729,599)	2,378,252	(10.3)%
Less: Net loss attributable to non-controlling interest	(553,829)	(141,270)	412,559	(74.5)%
Net loss attributable to Recon Technology, Ltd	¥(22,554,022)	¥(20,588,329)	¥1,965,693	(8.7)%

71.

72.Loss from operations. Loss from operations was ¥26.9 million ($3.7 million) for the six months ended December 31, 2024, compared to a loss of ¥22.8 million for the same period of 2023. The ¥4.1 million ($0.6 million) increase in operating losses was mainly driven by higher operating expenses, as previously discussed.

73.Change in fair value of warrant liability. The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Loss in fair value changes of warrant liability was ¥1.9 million and ¥0.01 million ($0.001 million) for the six months ended December 31, 2023 and 2024, respectively. The primary reason for the decrease of loss in the fair value of the warrant liability was that on December 14, 2023, we redeemed an aggregate of 17,953,269 warrants (equivalent to 997,404 warrants post the 2024 Reverse Split) from the Sellers.

74.Interest income, net. Net interest income was ¥6.6 million ($0.9 million) for the six months ended December 31, 2024, compared to net interest income of ¥10.4 million for the same period of 2023. The ¥3.8 million ($0.5 million) decrease in net interest income was primarily due to the collection of loans to third parties and coupled with a reduction in interest rates for new loans.

75.Other expenses, net. Other net expenses was ¥0.4 million ($0.1 million) for the six months ended December 31, 2024, compared to other net expenses of ¥8.6 million for the same period of 2023, the ¥8.2 million ($1.1 million) decrease in other net expenses was primarily due to a decrease of ¥0.1 million ($0.02 million) in subsidy income and a decrease in other expenses of ¥8.5 million ($1.2 million) which was partially offset by an increase loss from foreign currency of ¥0.2 million ($0.03 million). The decrease in other expenses, as we accrued ¥8.5 million ($1.2 million) estimated liability based on the potential for future significant transaction compensation in contracts to repurchase investor warrants during the six months ended December 31, 2023. For the six months ended December 31, 2024, we do not have this situation.

76.Net loss. As a result of the factors described above, net loss was ¥20.7 million ($2.8 million) for the six months ended December 31, 2024, a decrease of ¥2.4 million ($0.3 million) from net loss of ¥23.1 million for the same period of 2023.

Liquidity and Capital Resources

77.As of December 31, 2024, we had cash in the amount of approximately ¥145.3 million ($19.9 million). As of June 30, 2024, we had cash in the amount of approximately ¥110.0 million.

78.Indebtedness. As of December 31, 2024, we had ¥0.02 million ($0.002 million) of warrant liability, ¥11.6 million ($1.6 million) of short-term bank loans, ¥10.0 million ($1.4 million) of short-term borrowings and 10.0 million ($1.4 million) of long-term borrowings from a related party, ¥2.1 million ($0.3 million) of short-term lease payable and ¥2.7 million ($0.4 million) of long-term lease payable due to third parties, ¥1.8 million ($0.3 million) of short-term lease payable and ¥0.1 million ($0.02 million) of long-term lease payable due to related parties, ¥27.3 million ($3.7 million) of contractual purchase commitments, and a liability of severance payments of ¥9.0 million ($1.2 million) which is very unlikely to be incurred in the foreseeable future other than indebtedness listed above, we did not have any other finance leases, guarantees or other material contingent liabilities.

79.Holding Company Structure. We are a holding company with no operations of our own. All of our operations are conducted through the Domestic Companies. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon the receipt of dividends and other distributions from the Domestic Companies. In addition, Chinese legal restrictions permit payment of dividends to us by the Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, the Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of the Domestic Companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind-up.

80.Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

81.Capital Resources. To date we have financed our operations primarily through cash flows from financing activities. As of December 31, 2024, we had total assets of ¥541.7 million ($74.2 million), which includes cash of ¥145.3 million ($19.9 million), net accounts receivable of ¥40.4 million ($5.5 million), loans to third parties of ¥250.5 million ($34.3 million) and net contract costs of ¥41.6 million ($5.7 million). Working capital amounted to ¥427.1 million ($58.5 million). Shareholders’ equity amounted to ¥488.5 million ($66.9 million).

82.Cash from Operating Activities. Net cash used in operating activities was ¥12.7 million ($1.7 million) for the six months ended December 31, 2024. This was an increase of approximately ¥6.1 million ($0.8 million) compared to net cash used in operating activities of approximately ¥6.6 million for the same period in 2023. The net cash used in operating activities for the six months ended December 31, 2024 was primarily attributable to the net loss attributable to the Company in the amount of ¥20.7 million ($2.8 million) due to the reasons discussed above, reconciled by a decrease in contract costs of ¥8.1 million ($1.1 million), an increase in trade accounts payable of ¥3.9 million ($0.5 million) and an increase in advances from customers of ¥2.3 million ($0.3 million).

83.Cash from Investing Activities. Net cash from investing activities was approximately ¥49.1 million ($6.7 million) for the six months ended December 31, 2024. This was a decrease of approximately ¥12.5 million ($1.7 million) compared to net cash used in investing activities of approximately ¥61.6 million for the same period in 2023, which was due to the redemption of short-term investments, which partially offset by payments made for loan to third parties.

84.Cash from Financing Activities. Net cash used in financing activities amounted to ¥1.6 million ($0.2 million) for the six months ended December 31, 2024, as compared to net cash used in financing activities of ¥32.0 million for the same period in 2023. The decrease in net cash used in financing activities was mainly due to the redemption of warrants during the six months ended December 31, 2023.

85.Working Capital. Total working capital as of December 31, 2024 amounted to ¥427.1 million ($58.5 million), compared to ¥459.0 million as of June 30, 2024. Total current assets as of December 31, 2024 amounted to ¥479.2 million ($65.6 million), a decrease of ¥27.3 million ($3.7 million) compared to approximately ¥506.5 million at June 30, 2024. The decrease in total current assets at December 31, 2024 compared to June 30, 2024 was mainly due to a decrease in short-term investments, partially offset by a increase in cash and loans to third parties. For the six months ended December 31, 2024, the Company had approximately ¥12.7 million ($1.7 million) cash out flow from the operating activities, and as of December 31, 2024, our total future minimum purchase commitment under the non-cancellable purchase contracts were amounted to ¥27.3 million ($3.7 million). As of December 31, 2024, the Company had cash in the amount of approximately ¥145.3 million ($19.9 million) for the next operating cycle ending December 31, 2025. Based on the historical trends and the capital requirements of the new plant we are constructing, management believes that the Company will have sufficient working capital for its operations at least 12 months from the issuance date of this report.

86.Current liabilities. Current liabilities amounted to ¥52.1 million ($7.1 million) at December 31, 2024, in comparison to ¥47.5 million at June 30, 2024.

87.Capital Needs. With the uncertainty of the current market, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes that our current operations can satisfy our daily working capital needs. We may also raise capital through public offerings or private placements of our securities to finance our development of our business and to consummate any merger and acquisition, if necessary.

Tabular Disclosure of Contractual Obligations

88.Below is a table setting forth all our contractual obligations as of December 31, 2024, which consists of our short-term loan agreements, operating lease obligations, loans from third parties, warrant liabilities and due to related party:

	Payment Due by Period
		Less			More
		than	1 – 3	3 – 5	than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term debt obligations	¥31,600,844	¥21,600,844	¥10,000,000	¥—	¥—
Operating lease obligations	6,851,299	4,016,688	2,834,611	—	—
Due to related parties	1,787,315	1,787,315	—	—	—
Purchase obligation	27,265,303	27,265,303	—	—	—
Warrant liabilities	17,504	—	17,504	—	—
Total	¥67,522,265	¥54,670,150	¥12,852,115	¥—	¥—

89.

Select Condensed Financial Statements on Consolidated VIEs

90.The following table below provides a condensed consolidating schedule depicting the financial position, cash flows, and results of operations for the parent, the consolidated VIEs, and any eliminating adjustments separately as of the same dates and for the same periods for which audited consolidated financial statements are required.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Six Months Ended December 31, 2024
	Recon
	Technology,
	Ltd.
	(Cayman	“Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)”	subsidiaries (PRC)	Eliminations	Total
Revenue	¥—	¥—	¥42,069,270	¥—	¥42,069,270
Cost of Revenue	—	—	28,714,468	—	28,714,468
Gross Profit	—	—	13,354,802	—	13,354,802
Operating expenses	11,962,691	2,128,779	26,163,114	—	40,254,584
Loss from operations	(11,962,691)	(2,128,779)	(12,808,312)	—	(26,899,782)
Other income (expenses), net	5,836,235	10,560	324,997	—	6,171,792
Loss from subsidiaries	—	(12,343,654)	—	12,343,654	—
Loss from VIEs	(14,461,873)	—	—	14,461,873	—
Income tax expenses	—	—	1,609	—	1,609
Net loss	(20,588,329)	(14,461,873)	(12,484,924)	26,805,527	(20,729,599)
Non-controlling interest	—	—	(141,270)	—	(141,270)
Net Loss Attributable to Recon Technology, Ltd	¥(20,588,329)	¥(14,461,873)	¥(12,343,654)	¥26,805,527	¥(20,588,329)

91.

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	For the Six Months Ended December 31, 2024
	Recon
	Technology,
	Ltd.
	(Cayman	Non-VIE Subsidiaries	VIEs and VIE’s		Consolidated
	Islands)	(Hong Kong and PRC)	subsidiaries (PRC)	Eliminations	Total
Cash and cash equivalents	¥74,929,137	¥46,486,909	¥23,868,345	¥—	¥145,284,391
Restricted cash	—	—	8,123	—	8,123
Short-term investments	—	—	—	—	—
Other current assets	198,920,232	23,055,209	111,927,144	—	333,902,585
Intercompany receivables	377,505,218	157,079,860	—	(534,585,078)	—
Total current assets	651,354,587	226,621,978	135,803,612	(534,585,078)	479,195,099
Investments in subsidiaries and VIEs	(161,500,924)	—	—	161,500,924	—
Benefits through VIEs and VIE’s subsidiaries	—	(143,155,175)	—	143,155,175	—
Other non-current assets	—	15,819,340	46,699,593	—	62,518,933
Total non-current assets	(161,500,924)	(127,335,835)	46,699,593	304,656,099	62,518,933
Total Assets	489,853,663	99,286,143	182,503,205	(229,928,979)	541,714,032
Intercompany payables	—	265,189,953	269,395,125	(534,585,078)	—
Other liabilities and accrued liabilities	1,316,803	356,114	63,266,165	—	64,939,082
Total Liabilities	1,316,803	265,546,067	332,661,290	(534,585,078)	64,939,082
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 7,987,959 shares and 7,987,959 shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively*	99,634	—	—	—	99,634
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively*	14,038	—	—	—	14,038
Additional paid-in capital	686,830,523	—	4,759,000	(4,759,000)	686,830,523
Retained earnings	(236,751,485)	(140,429,122)	(125,332,930)	265,762,052	(236,751,485)
Accumulated other comprehensive income	38,344,150	(25,830,802)	(17,822,245)	43,653,047	38,344,150
Total Shareholders’ Equity	488,536,860	(166,259,924)	(138,396,175)	304,656,099	488,536,860
Non-controlling interests	—	—	(11,761,910)	—	(11,761,910)
Total Liabilities and Equity	¥489,853,663	¥99,286,143	¥182,503,205	¥(229,928,979)	¥541,714,032

92.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31, 2024
	Recon
	Technology,
	Ltd.	Subsidiaries
	(Cayman	(Hong Kong			Consolidated
	Islands)	and PRC)	VIE (PRC)	Eliminations	Total
Net cash used in operating activities	¥(7,257,204)	¥(6,836,997)	¥1,427,421	—	¥(12,666,780)
Net cash provided by (used in) investing activities	65,225,968	(5,924,963)	(11,963,938)	1,768,224	49,105,291
Net cash provided by financing activities	(810,082)	1,796,283	(861,546)	(1,768,224)	(1,643,569)
Effect of exchange rate fluctuation on cash and cash equivalents	1,297,437	(708,536)	(931,939)	—	(343,038)
Net change in cash	58,456,119	(11,674,213)	(12,330,002)	—	34,451,904
Opening cash balance	16,473,018	58,161,122	36,206,470	—	110,840,610
Restricted cash	—	—	8,123	—	8,123
Ending cash balance	¥74,929,137	¥46,486,909	¥23,868,345	—	¥145,284,391